Filed by Tivity Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nutrisystem, Inc.

Commission File No.: 000-28551

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

C O R P O R A T E  P A R T I C I P A N T S

Adam C. Holland Tivity Health, Inc. - CFO

Dawn M. Zier Nutrisystem, Inc. - President, CEO & Director

Donato J. Tramuto Tivity Health, Inc. - CEO & Director

Tommy Lewis Tivity Health, Inc. - SVP of IR & Transformation

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Alex Joseph Fuhrman Craig-Hallum Capital Group LLC, Research Division - Senior Research Analyst

David Anthony Styblo Jefferies LLC, Research Division - Equity Analyst

David Samuel MacDonald SunTrust Robinson Humphrey, Inc., Research Division - MD

Linda Ann Bolton-Weiser D.A. Davidson & Co., Research Division - Senior Research Analyst

Matthew Ian Gall Barrington Research Associates, Inc., Research Division - Former Senior VP & Senior Investment Analyst

Mohan A. Naidu Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Ryan Scott Daniels William Blair & Company L.L.C., Research Division - Partner and Healthcare Analyst

Sean William Wieland Piper Jaffray Companies, Research Division - MD & Senior Research Analyst

P R E S E N T A T I O N

Operator

Welcome to Tivity Health and Nutrisystem’s joint call to discuss the recently announced transaction. As a reminder, this conference call is being recorded and will be available for replay beginning at 11:00 p.m. Eastern time. (Operator Instructions) I’d now like to turn the call over to Tommy Lewis, Senior Vice President Investor Relations and Transformation at Tivity Health for introduction. Please go ahead, sir.

Tommy Lewis - Tivity Health, Inc. - SVP of IR & Transformation

Thank you, Matthew, and good morning, everyone. Thank you for joining us to hear more about Tivity Health definitive agreement to acquire Nutrisystem. I’m here with our CEO Donato Tramuto, and Nutrisystem’s President and CEO, Dawn Zier.

Following their prepared remarks, we’ll open the line for your questions. Certain matters discussed on this call may include forward-looking statements regarding among other things, the proposed merger, integration and transition plans, synergies, opportunities, and anticipated future performance. Such statements are subject to a number of risks and uncertainties. Actual results could differ from those described in the forward-looking statements as a result of various important factors.

Such factors have been set forth in the press release issued today, included on the call will be a discussion of adjusted EBITDA, which is a non-GAAP financial measure, adjusted EBITDA is not meant to replace GAAP measures but it provided as a supplemental detail to assist investors understanding and assessment of our financial performance and prospects for the future when viewed in conjunction with GAAP measures. On the Tivity Health website, you can find a page dedicated to this transaction, which contains the press release we issued earlier today, a presentation that we will walk through on this call and a link to today’s webcast. So with that, let me turn it over to Donato.

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Thank you, Tommy, welcome, everyone and thank you for joining us on such short notice. As Tommy mentioned, I’m here today, with Dawn Zier, President and Chief Executive Officer of Nutrisystem. And we’re very excited to discuss today’s announcement. As we announced this morning, we have entered into a definitive agreement under which Tivity Health will acquire Nutrisystem, a leading provider of weight management products and services. This is a transformational next step in Tivity Health’s evolution as we expand our healthy lifestyle brand portfolio.

Before I continue, I would like to thank all of our colleagues at both Nutrisystem and Tivity Health for continuing to make both of these companies’ leaders in the industry. It is because of their results-driven success that we’ve arrived at this point today. Also I would especially like to thank those colleagues that have been a part of architecting this acquisition. Those of you familiar with Tivity Health know that we are a mission and vision-driven company activity health, we work hand-in-hand with our customers, members, fitness partners to create everyday opportunities for long lasting health. Our mission is to empower adults to live their best lives now with vitality, dignity and purpose.

Our current programs include our flagship SilverSneakers, Prime and Fitness Your Way, WholeHealth Living and our newly released, flip50, all of which support healthy aging by engaging members in both fitness and social activities.

Our objective is simple, we want to reduce the burden of chronic conditions among adults enabling them to live their best lives. Driven by this mission and vision, we’re constantly exploring opportunities that will create value for our stakeholders. As I stated recently, we have been exploring the best ways to deploy capital including, strategic acquisition opportunities particularly, in nutrition to complement our current offerings and accelerate our growth. Our acquisition of Nutrisystem is a result of that thorough process. We believe Nutrisystem is the best partner for Tivity Health. Our companies have successful and complementary portfolios of leading brands with dedicated member and consumer followings. In addition, we share a common strategic vision, mission and culture. Having gotten to know Dawn through this process, it is clear, we share very similar philosophies around how to drive value, both strategically and financially within our organizations.

We believe the recent successful turnarounds of our 2 organizations position us well for this transformative opportunity. With Nutrisystem, we can provide an integrated portfolio of fitness, nutrition and social engagement programs to improve overall health and wellness. In fact, we believe we will be among the first companies to take this unique approach.

I now like to turn the call over to you Dawn, who will share more with you about Nutrisystem and the many strengths that attracted us to this great company.

Dawn M. Zier - Nutrisystem, Inc. - President, CEO & Director

Thank you, Donato, and good morning, everyone. We’re very excited to be here, joining the Tivity Health family. Nutrisystem is a leading provider of health wellness and weight management products and services. Our mission, which is squarely aligned with the Tivity Health mission is to transform lives and empower people by helping them successfully progress on their journey towards optimal health.

For many, the first step often starts with weight loss. We’ve helped millions of people across all ages lose weight and get healthy for more than 45 years. Like Tivity Health, we’re focused on innovation. For us, that means program and product innovation around increased customization, flexibility and personalized nutrition. We’re established leaders in food science and committed to being at the forefront of our industry with some of the highest standards in food quality. We’ve 2 iconic brands, Nutrisystem and the South Beach Diet, and support from a distinguished Science Advisory Board.

Our plans are safe, effective, clinically tested and include comprehensive counseling options from trained weight loss coaches, registered dietitians and certified diabetes educators.

Nutrisystem is the largest meal delivery company for weight loss programs in the United States. We also offer multi-day kits and individual products at select retail and grocery outlets.

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

Turning to Slide 6. Much like Tivity Health in the fitness space, we employ a multibrand product and channel approach to capturing market share. Nutrisystem in South Beach are 2 distinct brands, each offering a unique approach to healthy living. Nutrisystem offers healthy versions of America’s favorite foods, portion control to Jumpstart Your Weight Loss and get you on the path to healthy living.

South Beach focuses on a low carb approach to healthy eating. All plans can be customized to specific dietary needs and preferences, including the NutriSystem D program designed for people with type 2 diabetes or prediabetes.

Earlier this year, we launched the DNA Body Blueprint, a genetic-based product using a proprietary algorithm that provides an integrated personal action plan focused on eating behaviors, nutrition and metabolism. We meet our customers where they are and provide our products when and where they want them through a variety of channels, and at multiple price points. Our business is primarily a direct-to-consumer model and we have a national retail and grocery channel present through Amazon, Walmart, leading supermarket chains and Costco. We’ve exceptionally strong e-commerce capabilities and platforms and a highly sophisticated and cost-effective supply chain.

With that, I’ll turn back to Donato, to discuss details and many benefits of this transaction and why we’re confident it will deliver value for all of our stakeholders. Donato?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Thank you, Dawn. Just to make sure, we’re on Slide 7. Make sure everyone is with us. On this slide, you can find a brief summary of the transaction, which we expect to close in the first quarter of 2019, subject to the approval of Nutrisystem shareholders, the receipt of regulatory approval and other customary closing conditions.

Following closing, Tivity Health will continue to be led by an experienced board of directors and management team that will leverage our combined skills and strengths. I will continue as CEO of the combined company, and I’m very, very pleased that Dawn will join our Board of Directors following the closing and she will become President and Chief Operating Officer of Tivity Health. She will be responsible for both our nutrition and fitness divisions.

On Slide 8. Before I delve into this exciting opportunity that this combination presents, it is important, I believe to look at where Tivity Health is today. Tivity Health’s current portfolio includes several popular solutions focused on physical fitness and social engagement. Over the past few years, we’ve expanded beyond our flagship SilverSneakers brand, developing additional offerings for broader demographics including Prime and Fitness Your Way, WholeHealth Living and the new release flip50.

Through these programs, we touch millions of consumers across the country and we work directly with thousands of healthcare practitioners and many of the nation’s largest payers to improve the lives of millions of people. With tens of millions of people eligible across our current programs, we have a superhighway of members looking for additional ways to support a healthy lifestyle, and we’re constantly looking for better ways to serve them. While also delivering value for our customers and our partners.

On Slide 9 now. With the addition of Nutrisystem, we will be unique in offering at scale an integrated portfolio of healthy lifestyle brands, which includes, SilverSneakers, Prime Fitness, WholeHealth Living, flip50, Nutrisystem, South Beach Diet, and DNA Body Blueprint.

The diversification of Tivity Health’s solutions portfolio and increased scale will benefit all of the combined company stakeholders including, health plans, fitness partners, members and consumers as these offerings support healthier lifestyles and can lower medical costs. Through this expanded portfolio we will be better positioned to address weight management, a major factor contributing to many chronic diseases. Now turning to Slide 10. Nearly a quarter of older adults suffer from social isolation and over 170 million adults in the U.S. are obese or overweight.

The estimated annual healthcare cost of obesity related illnesses are $190 billion or nearly 21% of annual medical spending. In U.S., lack of social context among older adults is associated with an estimated $6.7 billion in additional federal spending on Medicare annually. As recently reported, in managed healthcare executive last October, one of the top 5 distributive trends to watching healthcare is factoring in how social determinants of health undergird many current healthcare challenges, including obesity, heart disease, diabetes and social isolation. We will be addressing in action what others talk about.

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

Many of the most common chronic conditions afflicting in Americans today are associated with weight management, nutrition and physical fitness and addressing, both calories in and calories out is an important part we believe of alleviating those conditions.

Today, Tivity Health manages calories out with our SilverSneakers, Prime Fitness and flip50 programs. Nutrisystem manages calories in with its weight loss solutions. We also know now that many of our health plans are now paying for food delivery. This will be expanded by CMS in 2020.

In addition, Tivity Health’s SilverSneakers program is a proven solution to address social isolation in older adults, which is now widely identified as an important risk factor for chronic disease, dementia and premature death, as it is a design to engage members in both fitness and social activities. We also know that in this population, nutrition and the lack of food is a real challenge. With this acquisition, we have an opportunity to offer solutions that address this significant concern in the senior population.

Nutrisystem also offer programs that can be customized to consumers’ dietary needs or have been created to address specific health concerns such as the Nutrisystem D program for people with type 2 diabetes or prediabetes. We will be one of the few companies best equipped now to address these unmet critical health needs and the related cost.

Turning to slide 11. We are confident that bringing our highly complementary businesses together will also drive the acceleration of our already impressive growth. As I mentioned earlier, our companies have a shared passion for improving people’s lives and developing innovative solutions. And together, we will be better able to introduce new integrated products. Our combined footprint of 15 million plus eligible SilverSneakers members, age 65 and up, our 40-plus million eligible Prime members, age 18 to 64, our eligible flip50 AARP members and Nutrisystem, millions of consumers creates significant opportunities for increased engagement across all brands.

We will also have many opportunities for cross-platform engagement. With the Blue Cross Blue Shield Association, a great example, we believe, our initial area for collaboration. Importantly, our combined consumer data insights will be enormously helpful in enabling us to drive greater integration of our programs as well as offering new products and services. Our popular high-quality brands and shared focus on marketing across a variety of channels will allow for deepen digital engagement and increased economies of scale particularly, for media buys connected to our marketing programs.

We also believe, our combined platform and complementary competencies have the potential to attract new users, increase enrollment and enhance engagement among current users, which leads me to our next slide, specific to our aspirational goal around enrollment. Our stated goal on membership is to increase enrollment in our SilverSneakers program to 5 million members. In order for us to reach this goal, we have, as you are aware, challenged our team to add new members in all networks. This is part of our A-B-C-D strategy, which was introduced 2 years ago. This strategy is focused on building more awareness and driving engagement in the eligible population, increasing collaboration with partners to introduce new products and services and lastly deepening our relationships with our network of partner locations and community organizations.

We are working with our fitness partners to engage members earlier and more often and to improve the member experience and to drive enrollment.

We believe the acquisition of Nutrisystem will provide a quintessential opportunity to increase that value proposition with our fitness centers. As we continue to increase the frequency of our member engagement, we’re leveraging technology to capture critical member data that has helped us to create new fitness experiences for various demographic groups. Being able now to provide tailor fitness solutions across different age groups of our customer base is a powerful tool at our disposal.

One can only imagine the potential of nutritional offerings to our demographics. As mentioned earlier, we expect the combination of the 2 companies to facilitate cross-platform engagement opportunities and improve our ability to introduce new products that leverage our popular brands. The hallmark and competitive advantage of Nutrisystem has been their unique ability to understand consumer behaviors. As you can see, this transaction clearly addresses all of the pillars of our A-B-C-D strategy and makes us even more confident that we can reach our enrollment and engagement goals with SilverSneakers, Prime and flip50.

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

Turning to slide 13, please. In addition to benefiting our health plans, fitness partners, consumers and members, this transaction will create meaningful value for shareholders of both entities. Tivity Health shareholders will benefit from the addition of a new independent revenue stream, cost and revenue synergies and significant potential growth opportunities including an advanced value proposition for our fitness network. As Dawn mentioned, the transaction will also provide current Nutrisystem shareholders with significant value upon closing as well as the opportunity to participate in the substantial upside potential of the combined company for ownership of Tivity’s Health stock. Together, we will have a significant improved financial profile with the ability to invest in the growth of the business and generate long-term sustainable value for all stakeholders.

Slide 14, please. As you can see, we believe the combined companies’ pro forma financials are quite attractive. Together, we will benefit from increased economies of scale and financial flexibility to invest in the growth of the business. Based on both company’s financial results for the 12 months ended, September 30, 2018, pro forma, would have been approximately $1.3 billion, net income would have been approximately $135 million, and adjusted EBITDA would have been approximately $223 million.

Additionally, company will continue to create a CapEx light profile.

And let me turn to Slide 15. Allow me to be clear. The compelling rationale about this transaction is that there will be growth opportunities. That said, we do expect to achieve meaningful cost synergies that we plan to reinvest in the growth of the business. Through the course of our work thus far, we have identified cost synergies of approximately $30 million to $35 million, anticipated to be fully achieved on a run rate basis by 2021. These synergies reside in the areas of SG&A and operational footprint among other areas.

We have a high degree of confidence that we will be able to achieve these cost synergies and once the teams are able to begin working together, we expect there may be opportunities for additional cost synergies. The onetime cost to achieve these synergies is expected to be less than $30 million. Synergies will be further validated as we get closer to the close of this transaction. We expect to achieve double-digit EPS accretion in 2020 and beyond.

Slide 16. We intend to finance the cash portion of the acquisition with fully committed term loan, financing from Credit Suisse and will fund the balance of the purchase price with existing cash on hand. At the closing of the transaction, Tivity Health’s pro forma, net leverage is expected to be approximately 4.4x, including the benefit of the identified cost synergies. Tivity Health expects to reduce net leverage to less than 3.5x by the end of 2020, less than 2.5x by the end of 2021, certainly our last 3 years’ experience in terms of how we manage our debt and how we have reduced it.

Next slide. As you can see, we have many reasons to be excited about this transaction and acquisition, which is a next step in our growth and evolution. Our companies are an ideal strategic fit. As mentioned earlier, I’m thrilled to be partnering with Dawn. I think, together, we provide a holistic solution to improving health and wellness, and we’re having a unique ability to address critical health needs, creating increased value for all of our stakeholders.

Lastly, we are tremendously excited about the prospect of adding Nutrisystem at the Tivity Health family of health channel brands. And with a very experienced and motivated team, we intend to fully execute on our go forward plan. Thank you, and happy to take questions now. Tommy?

Tommy Lewis - Tivity Health, Inc. - SVP of IR & Transformation

Operator, you may….

Q U E S T I O N S  A N D  A N S W E R S

Operator

(Operator Instructions) Our first question comes from the line of Ryan Daniels with William Blair.

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

Ryan Scott Daniels - William Blair & Company L.L.C., Research Division - Partner and Healthcare Analyst

First off, Donato, maybe I can ask this one of you. Can you speak a little bit to the genesis of this transaction. I assume it started with conversation with Nutrisystem about a strategic partnership or interest among some of your plans or other employers about tying in a nutrition service, especially with what’s going on with CMS and paying for plans, things of that nature. Is that kind of a fair assessment? So how does this start? And then what has been the feedback you’ve gotten from doing your diligence on plans and interest in this type of combined holistic solution?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Sure. You know what, as my favorite philosopher, Yogi Berra once said, “you don’t want to make the wrong mistake.” So let me tell you this, well you’re hearing the news the first time today, this has been — I’m going to say a 24-month process. Ryan, I think you spelled it out correctly, I think the opportunity that I have had to speak to the CEO of health plans, quite frankly, to understand what’s happening with CMS, quite frankly it wasn’t just the health plans, it was, I think, the dialogue with our fitness partners, challenging us to bring more value-added services. And quite frankly, one of the benefits as you know I had at least committed to over the last couple of years is, I’ve gotten out and I’ve met with seniors, and I’ve met nearly 10,000 of our members, and the stark reality has hit me that the 2 most significant needs that are out there are the fall prevention in nutrition. But quite honestly, as we got more, more to understanding this and talking to the CEO of health plans, and as they stepped up, just recently, and I don’t think Bruce Broussard would at all be upset if I mention this, 2 weeks ago, he spoke from the stage and said, one of the most important areas that Humana will be addressing with their seniors are lifestyle issues and the first that they will address is nutrition and they intend to pay going forward for those who are nutritionally deprived, they intend to pay for food delivery. And so it started with us looking at this vertical, I think, the notes to this point that where we are today are probably full with several binders of how we really took our time, and I will have to say, and I want to congratulate Dawn and her team. It was hands-down that Nutrisystem fit precisely the strategy, not just in terms of what they have done strategically, but I always believe you can have the greatest financial and strategic accretion. If you don’t have cultural accretion, you’re not going to achieve here. And all those variables landed to where we are today. Does that help?

Matthew Ian Gall - Barrington Research Associates, Inc., Research Division - Former Senior VP & Senior Investment Analyst

Yes, that’s very helpful. And then, it’s my follow-up question, I’ll hop back in the queue, you talked about this being a potential growth accelerator for the combined organization, can you give a little bit more color on kind of longer-term expectations once the MD is combined in regards to what that means from organic growth outlook?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Yes, I think we’re going to need more time to get that too. But what I can say to you, there is — there are several areas where I see the growth opportunities. Number one, we have, in the macro, we have 16,000 fitness centers out there, and one of the areas that I have learned with them, as I’ve gotten out and I’ve spoken to a lot of their senior leadership, is how they’re addressing nutrition. How they’re trying to expand the value proposition. So just imagine, outside the box, if we use them as one of our new channels. The Nutrisystem has a database of 6.5 million consumers. We have a database now that has grown from 500,000 to almost 3 million, combined and I am sure there is some duplicates, but probably not a lot, combining those databases and really beginning to use that as another retail consumer chain, there is a growth opportunity. The ability to work with Nutrisystem to develop a senior-like product, there is an opportunity. And it’s not just with seniors, look at the Prime business, nearly 41 million. So give us time to really kind of put the — I know, many of you are wanting the math, but that’s going to take time for the 2 teams now to come together and what we need to do is be focus on our individual businesses now. There will be plenty of times to come back and began to define but this looks like long term.

Operator

Our next question comes from the line of David MacDonald with SunTrust.

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

David Samuel MacDonald - SunTrust Robinson Humphrey, Inc., Research Division - MD

Donato, just want to stay with the social determinants for a moment. Can you talk a little bit about what you think the appetite would be for more of a senior focused, MA focused nutritional program? And then in the slides, talk about programs to address prediabetes and type 2 diabetes? Would you expect also additional programs to maybe address some other areas where seniors struggle in terms of nutrition?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Absolutely, let me take the social isolation. Unfortunately, one of the twin sisters to social isolation and loneliness is nutrition. Being deprived, if you will, of food, being in rural communities, and that has been a huge social determinant, where your live, your ZIP Code now matters. So there’s a huge opportunity that we have heard from our health plans to address that. I was very impressed, interestingly, Dawn and her team, quite frankly were a step ahead of us. We could have invested organically to develop some of these programs, but what they have done with NutriSystem D, and it’s not just diabetes, the majority of chronic conditions, cardiovascular disease, just pick one, are associated with weight management, and it’s not just weight management, it’s exercise. And so I always say, I felt I had one foot in cold water and one foot in hot water, I felt pretty good. We were not addressing the holistic approach, and I think that holistic approach is what our plans are asking for. And so, listen, I think we have to be focused right now, I certainly think the Nutritional D opportunity, by the way, with the relationships, and I think that’s where Dawn and her team recognizes that we had relationships with health plans that Nutrisystem quite frankly doesn’t have. They have this entire consumer understanding that we quite frankly don’t have. And so being able to, and I have the same, think big, start small, execute quickly. We will pick, and by the way, I’m not going to get into this, but I did call one of our largest health plans last night and I have to tell you, this is what they said to me, we want to be first in meeting with you and developing a joint program. I don’t think we can do this by ourselves. I think we have to bring that health plan in, but to have a health plan leader say that to me last night, and that’s one of our top customers, I want to sit down with your team, this is so in line to what we are doing within our own organization, we can’t do it alone. So I do think that this is broader than seniors. In the general population 15% of consumers have identified themselves as having nutritional challenges. So I think this is an enormous opportunity to define, if you will, several — early on, after we close the deal, several initiatives that we can really begin to drive greater revenue synergies.

David Samuel MacDonald - SunTrust Robinson Humphrey, Inc., Research Division - MD

And then Donato, if you look at the retail and grocer channel that Nutrisystem has, Walmart, Costco, supermarkets, I think about, where seniors are spending a portion of their time, can you talk about the opportunity around cobranding this, and the ability through the Nutrisystem, distribution channel to increase penetration, increase awareness around some of the legacy Tivity programs?

David Samuel MacDonald - SunTrust Robinson Humphrey, Inc., Research Division - MD

That question is music to my hearing aids. Quite frankly, I see that as one of our greatest opportunities. As I’ve shared with you, and I believe I did share it, I forget, I’ve been in so many meetings the last month, one of the greatest opportunities for Tivity, separate of this announcement today is, I do think Tivity has to think outside the box with SilverSneakers. You’ve got to go where seniors gather, and seniors gather in these retail, whether it be Walmart or whatever. And so Nutrisystem only has a relationship with Walmart. And I think there is a quintessential opportunity to combine, if you will, our SilverSneakers FLEX program with what they offer with respect to their products, and really beginning to assess and use, if you will, our data to understand, who among that population might be nutritionally deprived, and can we develop a senior product for nutrition? So you’re absolutely right, David. You’re touching upon the very area that I am excited, and like I said, separate from this announcement today, we have already been engaged with several large retail chains to begin to talk about what we can do.

David Samuel MacDonald - SunTrust Robinson Humphrey, Inc., Research Division - MD

Okay, and then just one final question around just the numbers. When you guys talk about double-digit accretion, you’ve laid out some of the cost synergies. The revenue synergies here appear to us to be pretty substantial. Does that accretion include any revenue synergies? And then secondly, it looks like Nutrisystem’s CapEx is around 1% of revenue. I assume there is no reason to believe that there would be any uptick in CapEx of the combined company, and you’ll continue to generate significant amounts of free cash flow?

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Yes, let me work backwards. As you know, I’ve always said that I hope that you guys remember this, that the day that I would make an acquisition, that you would always remember these 3 things, that it would have to have revenue synergies, it would have to have a revenue stream that was profitable, independent from our core, and it would have to be Cap light, well, it took me a long time, and would have to have a great leadership team, and it took me a long time, but we found it. On the revenue synergies, you’re absolutely correct, that’s the really interesting part, the double-digit accretive profile in 2020 and beyond does not include revenue synergies.

Operator

Our next question comes from the line of Mohan Naidu with Oppenheimer.

Mohan A. Naidu - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Donato, a few questions on Nutrisystem itself. You’ve got a niche under Nutrisystem for seniors at this point. I guess, is there any product that is focused on seniors. Second, there seems to be growing competition in food delivery industry, whether it’s weight focused, or convenience or whatnot. How is that a threat or how is Nutrisystem differentiating themselves from that?

Tommy Lewis - Tivity Health, Inc. - SVP of IR & Transformation

So I’m going to have to Dawn answer that question, Dawn?

Dawn M. Zier - Nutrisystem, Inc. - President, CEO & Director

Good morning. We have 2 brands, Nutrisystem and the South Beach Diet, and Nutrisystem was our Nutrisystem D program, which is targeted to people with type 2 diabetes, it does skew a little older. The Nutrisystem brand actually addresses a lot of the different a lot of different age groups, so 15 to the 50s, 60s. But our primary age is 45 plus for Nutrisystem. The South Beach Diet skews a little younger. So we do believe there is are a lot of opportunity in Nutrisystem to develop a program

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towards the senior market and that there will be great combined opportunities from the 2 entities.

Mohan A. Naidu - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Thanks a lot, Dawn. Maybe one quick follow-up there. Do you have any relationship with health plans right now?

Dawn M. Zier - Nutrisystem, Inc. - President, CEO & Director

No, we don’t. And that was one of the things that I find especially exciting when Donato came and approached me on this, is that this really opens up a door for us to expand distribution and reach.

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Yes, if I may just add there. Remember our new — you’re all focused on health plans. Keep in mind that we have close to 41 million consumers and this is where we got excited with Dawn and her leadership team. So this is not just a SilverSneakers, senior play, this is absolutely a younger population play too which...

Dawn M. Zier - Nutrisystem, Inc. - President, CEO & Director

Absolutely.

Mohan A. Naidu - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Yes, make sense. Donato, maybe one quick follow-up on the SilverSneakers itself. There is — we are expecting a lot more focus on just on solutions that will get you to the 5 million enrolled members target. Do you think this will help in any way in that target? And second follow-up would be, would this be a distraction for you and take your eyes off the ball from a 5 million enrollment target?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Well, let me say this, because I’ve studied in Rome, all roads lead to Rome, and all roads lead to the enrollment, and I think that this will help enormously, in addition to the other levers, in getting that enrollment number. Quite frankly on the latter question, and I am not saying this, because I just have to say it. I don’t particularly know of a better leader than Dawn to be partnering with me, and no, it will not take my eye off the ball and other, and to have a leadership, if you look at Dawn’s profile, I mean it is — Dawn’s gone through a turnaround. I have a twin brother, but I suspect that Dawn might have been my twin. We just have very similar approaches and thinking about culture, and I have to be quite honest, if we didn’t have that, then I would be worried. But no, I will not take my eye off the ball. This is going to be a partnership opportunity between Dawn and myself. And if anything, I think, Dawn will help me get a few more hours of sleep at night.

Operator

Our next question comes from the line of Sean Wieland with Piper Jaffray.

Sean William Wieland - Piper Jaffray Companies, Research Division - MD & Senior Research Analyst

So just a little bit more on the potential revenue synergies here. Can you just describe how you’re thinking about evolving the go-to-market strategies? And how they are going to evolve both for SilverSneakers and the Nutrisystem systems to drive that revenue synergies?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Yes, so listen, I think that lot of this is going to be high-level. Remember we have been involved in due diligence on other matters. But Sean, I think, if you look at them in several areas, first of all, I think one of our most immediate opportunities is the 41 million Prime. If you look at the population that quite frankly, Nutrisystem targets it’s in that population that we in fact have prime. So driving — remember, the average activation is 18 months. If we can drive greater activations beyond that 18 months, that’s going to be a great revenue synergy. If we can use our partnership channels, many of you have brought up the whole issue of margin pressure, well think now what we can do in terms of a combination offering to our fitness centers, one of the areas that we know we are struggling with right now is more revenue potential. Imagine them becoming a channel here, and imagine that helping Nutri. It’s not just revenue synergies on Tivity’s side, we believe there is revenue synergies that can happen on Nutrisystem side. And then one of the most — Sean, I’ll be honest with you, one of the most immediate areas that I will focus on, and it will be with several health plans, just to get together with them, soon after the closing and begin to have, if you will, a development of a joint product that can be used toward the senior population specifically. And that’s a drive, if you will — remember, this is not just calories in now, it’s combining the 2. We already have up

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

to 16 million eligibles, and why are some not going to the gym? Some may feel like, well, I don’t want to just go and exercise. Now they have an opportunity to exercise and have a food product aligned to it. So what I would ask all of you, be patient, we will come out certainly after the closing with specific and I imagine, we’ll have an investment day sometime in April or May, and we will begin to outline exactly what those revenue synergies will be.

Sean William Wieland - Piper Jaffray Companies, Research Division - MD & Senior Research Analyst

Just a quick follow-up. I think you said 6.5 million members, consumers in Nutrisystem. How many of those skewed towards the target SilverSneakers population?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Dawn?

Dawn M. Zier - Nutrisystem, Inc. - President, CEO & Director

Yes, we don’t disclose the exact numbers around that, but as I said earlier, Nutrisystem does skew older than the South Beach Diet brand, and I think the exciting thing about joining the Tivity Health family is that we have a lot of people who are 50 plus, we have a lot of people in their 40s and 30s. So I think it presents opportunities for us to address not only the senior market in a meaningful way, but also younger demographics as well.

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Yes, remember now, Sean, this should begin to make sense to you, why I have been absolutely adamant that we get our silversneakers.com database up to where it is today. Remember, when I joined, we only had 500,000, it took us 5 years to get to 500,000. Today, we sit at 3 million. There was a little bit of method behind my madness is that we have this great relationship, we haven’t even talked about this, the net promoter score of 81 in that population. The call center, we constantly hear, when they are calling in, what else can you bring to us? We did look at retail like SilverSneakers, sneakers. What we found is that nutrition is probably the best approach to really address what we have been selling to our health plans that we can help them to manage if you will that cost of hospitalization, emergency room visits et cetera. So these databases, and the development of that increase in our own databases has been done for a reason, and I think, today now it makes sense for all of you.

Operator

Our next question comes from the line of Alex Fuhrman with Craig-Hallum Group.

Alex Joseph Fuhrman - Craig-Hallum Capital Group LLC, Research Division - Senior Research Analyst

Wanted to ask a little bit about the timing of the transaction, the post new year’s diet season, obviously, are very important time of the year for Nutrisystem, that’s right around the corner right now. So just wondering how the team of Tivity is thinking about that? If the team is very confident that Nutrisystem is going to have a strong start to 2019 or if perhaps that is not as important how these individual diet seasons per se go, as you think about the long-term value that’s going to be created here?

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

Dawn M. Zier - Nutrisystem, Inc. - President, CEO & Director

So this — Nutrisystem, we will not be taking our eye off the ball at all on diet season. Diet season is incredibly important to us. It’s business as usual, and as we talked about on our last earnings call, we’re ready for diet season, we’re really excited. We expect to be talking more about it later in the week or early next week, and I think you’ll be pleased with the plans and the programs that we have planned.

Operator

(Operator Instructions) Our next question comes from the line of Dave Styblo with Jefferies.

David Anthony Styblo - Jefferies LLC, Research Division - Equity Analyst

Donato, just to kind of go back to some of the areas of opportunity, you, I guess, after the deal closes, do you see this being more of an opportunity on the SilverSneakers front or the Prime front? And I guess, to the extent that you are pushing it on SilverSneakers. Going back to an earlier question, is there any way to get a better sense of what the revenue contribution from Nutrisystem is, and their book of those that are serviced by 65 years old and above?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Yes, so let me go to the — listen, we didn’t look at any of the M&A thinking that it would favor one over the other. I think the fact is, as you know, Prime has been growing the last number of years north of 20%. We believe that this concept, and I think, we will be the first such scale now to address this holistic approach of calories in and calories out, and that is not just applicable to the senior population, it’s applicable to the younger population as well. So this acquisition here today, the combined entity in my mind has a value proposition for both, and I think that will be addressing both right away.

With respect to the demographic, I think, Dawn answered the question very nicely and we will be sharing these databases. Remember those who are in SilverSneakers opt in, quite frankly, we hope that we can leverage the database that — and by the way, nobody has asked this question, but Nutrisystem is the unmatched beacon in terms of how they reach consumers in a variety of venues. And as you know, we have been making enormous investments in digital, and now we’re going to do media with SilverSneakers in the January time period. Learning from the expert, and I — those of you who don’t know Dawn, I would ask that you really do take the time to understand her profile, but learning from the experts, I think that is going to help both businesses. Remember, this for us and SilverSneakers is an enrollment and engagement, being able to really advertise and get those seniors to be aware of our SilverSneakers, and the fact now that they can have access to nutritional, getting the health plans to recognize that there are certain members that if you address their nutritional challenges that you would reduce their overall costs, all of that is going to be applicable to both of the businesses. I don’t see this as favoring one over the other.

David Anthony Styblo - Jefferies LLC, Research Division - Equity Analyst

Okay, that’s helpful. And Donato, I mean, I’d be [remiss] if I didn’t have point out right now that stock is trading off about $7 in the pre-market, and one of the things that I’ve heard from investors in the past is that they’ve been a little bit concerned of Tivity doing an acquisition that might complicate the story, slowdown revenue growth. I know Nutrisystem grew really rapidly in ‘17, and looks like it’s on track to may be flat or modestly down this year. Can you talk a little bit about what’s going on, and I am not familiar with the Nutrisystem financial background? What’s causing that slowdown this year? And what the sort of the outlook is on a standalone basis? It looks like consensus is modeling high single digits in ‘19 and ‘20, but just sort of what that revenue slowdown is this year, and kind of the run rate going forward, and then maybe Donato back to you about why, why do you think this asset, to help investors understand, why is this worth sort of the risk return trade-off in terms of something that was a pretty simple story for investors to understand, and now they’re having to pickup nutrition, understand the dynamics there. As you guys see opportunities in both SilverSneakers and Prime.

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Yes, let me comment, then I will hand off to Dawn. We do have Mike Monahan here, the Nutrisystem’s Chief Financial Officer. Yes, Listen, I think, you guys know me well enough, I can’t make decisions based on a one day trading, what I can do is make decisions based on what we’re hearing from our clients, what we’re hearing from our members, and what we’re hearing from our channel partners. Many of you have raised relevant questions over the last few years about; Are you concerned about margin pressure? Are you concerned about being more competitive? Are you concerned about making sure you preserve your health plan relationships? I think the reality, that the challenges that health plans are faced with right now, we only address half. The majority of chronic conditions are related to obesity, and if you tear obesity apart, it’s related to calories in and calories out. We have only addressed half of it. Today, the healthcare challenges are not about innovation, it’s about integration. And what you see here today is we’re integrating a value proposition that quite frankly is already occurring with our health plans. They are beginning to pay for food deliveries. CMS has announced that in 2020, they will begin to reimburse for food, 4 weeks, for 4 weeks, for those who have had surgery or for the seniors who have identified themselves as being incapable of getting food delivered to their homes. Our health plans — excuse me, our fitness partners think about what’s in it for them. Many of our fitness partners have already gone down the route of developing nutritional programs at the center. I will be working with Dawn to be able to develop a program that brings those fitness partners in as a new channel, and then quite frankly, the members themselves being able on the Prime side to be able to offer, if you will, the premier brand Nutrisystem with a trusted brand in Prime, 2 trusted brands, I think, it’s going to have enormous. And it’s going to — quite frankly, I think it’s going — by the way, we just had a contract that came in, a significant contract on SilverSneakers and we couldn’t let this out 2 weeks ago. But in that RFP, was shared with your plan on addressing nutrition. And so are we not pulling this out of the sky, we have been very thoughtful around the needs and how we differentiate ourselves to preserve the long-term value of our contracts going forward. And I think, quite frankly, in time as we have these conversations, I know we have 1 on 1 meetings today, I think as we share this and it begins to settle, I think you guys will get the logic. Dawn, do you want to comment?

Dawn M. Zier - Nutrisystem, Inc. - President, CEO & Director

Thank you, so just to provide a little history on Nutrisystem. When I joined in 2012, I came in, and I was brought in to turnaround the company, brought in the right management team to do that, coupled with existing people in the company, and we did a nice job with that. We’ve — since I’ve been here, we’ve almost doubled the revenue of the company and have had 4 consecutive years of double-digit revenue growth, mid-teens for 3 of those years, and then in 2017, we delivered close to 30% revenue growth. When you are in the weight loss business, we have a season we refer to diet season, which is that January to March period and every year, we always offer new things to new consumers to excite them about getting ready, the new year’s resolutions and losing weight. As we head into 2018, I have — it’s well documented on my earnings calls what happened. We had a stumble as we went into diet season 2018, and when we reflect back on that, it was due — when we looked back at how successful 2017 was, we did not change enough about the program going forward. And that proved to be a mistake. As we head into 2019 and as we progress throughout each quarter of 2018, our — we’ve been getting back on track, and as I’ve said on my earnings call, I’m confident that we’re going to grow again as we head into 2019.

I also want to pause for a second and talk about, we’ve 2 brands, and that 2017 growth and the growth prior to that, largely was driven by the Nutrisystem brand. We launched South Beach Diet, we acquired South Beach Diet in 2015 for $15 million. Today, it is close to $70 million business, and we launched it in 2017. So the growth that I’m talking about, that double-digit 15% revenue growth, 16%, 18%, 30% in 2017 was on the back of Nutrisystem, and South Beach Diet is a brand that is beginning to grow nicely for us, again, went from 0 to between $65 million, $70 million, over the last 2 years, and has a lot of growth potential in it. But I believe, that both brands still have significant potential to them. I am very excited because I think, through the combination of both Nutrisystem and Tivity Health. It greatly accelerates the agenda that I have been talking about to my shareholders of being able to offer holistic approach to weight management, and being able to serve customers beyond that first step of their journey to optimal health. And I think together, we can offer a broad range of nutrition, fitness and social support to an expanded set of consumers and we will be the leader in the weight loss space.

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

If I may add is, listen, much of what we’re going to be looking at in terms of SilverSneakers, as we know we have these eligibles that have not enrolled. Having a media expert in the leadership of Dawn and her team is going to be powerful. Even if we never develop a joint project, which is not what’s going to happen here, the ability now to leverage off of their media understanding, and we do believe media along with digital, as

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

you’ve seen with the success we’ve had with digital, when I stated at the last earning call that we can ramp 1% of this year’s SilverSneakers revenue around digital, imagine now the alignment, the integration, the power, if you will, the leadership teams developing, if you will, targeted programs that can get members to enroll. And then, I’m a firm believer, it’s not just about market share, it’s about customer share. Can we go after more of that customer share on both sides.

David Anthony Styblo - Jefferies LLC, Research Division - Equity Analyst

And then just the last one on the numbers. You guys talked about the accretion in 2020, just curious, what the 2019, why there isn’t a comment there? Is that just because there’s going to be a ramp as you go through it? And I’m assuming, as you guys go through the numbers, you’re going to be excluding the one-time costs from adjusted EPS, is that sort of the right way to think about it? That will be accretive in ‘19, but obviously not quite as much as it will be a 2020?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Adam, do you want to take that?

Adam C. Holland - Tivity Health, Inc. - CFO

Dave, this is Adam. We’ll certainly have more color as we get to JPMorgan Conference, and as we get to our normal cadence with February. But don’t expect it to be accretive in ‘19. You said it spot on there will be a ramp up period as we go into 2020, and the synergies roll into the numbers and you are also correct, we will be backing out these one-time charges, which is customary in these types of transactions, when we report adjusted EBITDA.

Operator

Our next question comes from the line of Linda Bolton-Weiser with D.A. Davidson.

Linda Ann Bolton-Weiser - D.A. Davidson & Co., Research Division - Senior Research Analyst

So if I’m understanding this right, it sounds to me like you have 2 opportunities here to address nutrition and obesity weight loss. And really currently, Nutrisystem is completely focused on weight loss and obesity. So are you going to already start the process in 2019 of developing a formulated product line that is for — specifically for a nutrition? And so how quickly are you going to start working on that? And then, you did mention that Tivity is involved in some media activity. So are there going to be some synergies in terms of media buying when you combine the 2 companies?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Yes, that’s a lot of questions here. So let me answer your first one. Certainly, on the seniors, that will be a joint development, and I think the best way you develop those is you bring your customers in quite frankly. And so as I shared with you, last night I spoke to a CEO of a large health plan who is excited over those, and I think that we will start that dialogue, however, there is an immediate opportunity with our Prime. There’s nearly 41 million members that comprise the 18- to 64-year-old population, and I would think, I’m not answering for Dawn, but she can comment, I would think that Nutrisystem’s got to be excited over that opportunity to be able to have that cohort and being able now as — remember that’s a direct pay, for those of you who are not familiar with Prime, that’s a direct pay. We have access to those members through 3 significant health plan partnerships, and so now we will be working with them to make sure that they work with us and they get the news out that you have an opportunity for this discounted gym membership, and you have an opportunity now to tag on to a nutritional program. And SilverSneakers, quite frankly, that’s an opportunity for us to do the same, but quite frankly, I’m going to rely on — we didn’t even mention this, the scientific fact approach of how Nutrisystem approaches their product development, we’re going to be leaning on them, bringing our health plans to the table and begin to develop, I think, a product that would be tailored to that group. Your question on media, do you want to take that one?

DECEMBER 10, 2018 / 1:00PM, TVTY - Tivity Health Inc to Acquire Nutrisystem Inc

Dawn M. Zier - Nutrisystem, Inc. - President, CEO & Director

Sure, okay, Linda, so let me just backup for 1 second, so one of the things that excites me most about this deal, as you know, we’ve always talked about our ability to expand reach and how important that is and how we have been able to over the last couple of years do that through expansion in television media, as well as through our digital acceleration. This opens up, as Donato just mentioned, 2 additional avenues for us. Access to over 16,000 of their fitness — to their fitness partners and centers, and also ability to potentially work with the health plans, which as you know a lot of weight management companies have spoken about, but we believe that through this powerful combination, we will really be able to do something special. Now the reality is that this deal, the announcement is today, this deal will close likely sometime over the next couple of months towards the end of the first quarter ideally. So we will remain focused on diet season, on executing diet season, doing well. Of course, we’re more than happy to lend our insights to our — to our new family at Tivity Health as far as media goes, and just like we will be getting insights from them in other areas, but it’s a little early to comment on what we’re going to do from a product-development perspective. Our plans for diet season are set, their plans for the first quarter are more than set, but I’m very confident that the opportunities that we will dream up, and are already dreaming up together, will have meaningful value to allow us to expand customers, allow us to drive value per customer, which you know is one of my favorite things to do. And I believe that this will result in tremendous shareholder value, not only today, but as we go forward.

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

I think, it’s 9:00 a.m., I think we’re at the — we’re going to be available all day here today, and Tommy will set up individual meetings, but I think we’re at the top of the hour now.

Tommy Lewis - Tivity Health, Inc. - SVP of IR & Transformation

Okay. Well thank you, every one. Look forward to sharing more information and again, I want to thank all those who have been involved in this and Dawn, quite frank thanking you for your leadership in this as well.

Dawn M. Zier - Nutrisystem, Inc. - President, CEO & Director

Thank you. We’re very excited to be part of the Tivity Health family.

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Thank you, every one make it a great day.

Operator

This concludes today’s conference call. You may now disconnect.

NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance. Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health, Inc. (“Tivity Health”) and Nutrisystem, Inc. (“Nutrisystem”) will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S- 4 (the “registration statement”) that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the “proxy statement/prospectus”). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136.

Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.